Exhibit 99.1

Not for release to US wire services or distribution in the United States

ASX/Media Release

IMMUTEP RAISES A$10M VIA PLACEMENT AND UNDERWRITTEN ENTITLEMENT OFFER

•	Approximately A$10 million being raised to drive development of immuno-oncology and autoimmune programs and pursue regulatory pathways for lead product candidate, eftilagimod alpha

•	Capital raising comprised of:

•

A$4 million institutional placement of new ordinary shares to new Australian investors and existing Australian and foreign shareholders, including Platinum Investment Management Limited (trading as Platinum Asset Management), Australian Ethical Investment Limited and Altium Capital Management, LP

•	Fully underwritten entitlement offer to raise approximately A$6 million

•	Strengthens the balance sheet ahead of the potentially pivotal AIPAC Phase IIb metastatic breast cancer trial readout expected in Q1 of calendar year 2020

•	Extends Immutep’s cash runway to the end of calendar year 2020

SYDNEY, AUSTRALIA – July 9, 2019 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “Company”), a biotechnology company developing novel immunotherapy treatments for cancer and autoimmune diseases, today announced an equity financing to raise approximately A$10 million comprising the following:

(a)

a placement of 190.5 million new fully paid ordinary shares in the Company (“Shares”) to multiple new and existing Australian and foreign institutional and professional investors at an issue price of A$0.021 per Share (“Offer Price”) (representing a 16.7% discount to the volume weighted average price (“VWAP”) of the Company’s Shares as traded on the ASX over the 5 days up to and including 4 July 2019) (“Placement”), raising a total of A$4 million before transaction-related expenses.

(b)	a 1 for 11.8 fully underwritten pro rata non-renounceable entitlement offer of new Shares at the Offer Price to raise approximately A$6 million (“Entitlement Offer”).

The New Shares to be issued under the Placement will be issued under the Company’s available placement capacity under ASX Listing Rule 7.1 and 7.1A.

Use of Funds

The Company will use the proceeds received from the Placement and the Entitlement Offer to finance its LAG-3 related clinical program in immuno-oncology and autoimmune disease. This includes the ongoing clinical development of eftilagimod alpha (“efti” or “IMP321”), via its TACTI-mel, TACTI-002, and INSIGHT clinical studies, development of IMP761 and for general corporate purposes.

Subject to sufficient and clinically meaningful data from the Company’s most advanced and potentially pivotal clinical trial, AIPAC (expected in Q1 of calendar year 2020) the funds raised may also be applied to pursue the appropriate regulatory pathways for efti and to explore ways to bridge Immutep’s research efforts in metastatic breast cancer to the US.

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Immutep CEO Marc Voigt commented: “We are pleased to welcome new institutional investors to our register and receive further support from our existing institutional shareholders in Australia and overseas. We are also providing eligible existing shareholders with the opportunity to participate on the same terms via the Entitlement Offer. We are pleased with the excess demand and support that Immutep is receiving ahead of reporting first data from our Phase IIb AIPAC trial in Q1 of calendar year 2020.

“Immutep has built a strong clinical trial pipeline and has a data-heavy period ahead. This financing provides important funding for our immuno-oncology and autoimmune programs. In particular, we will allocate funding for our value creating work for efti.”

Details of Entitlement Offer

Under the Entitlement Offer, eligible shareholders are invited to subscribe for 1 new Share for every 11.8 existing Shares (Entitlement) held as at 7.00pm (Sydney, Australia time) on 12 July 2019 (Record Date) at an offer price of A$0.021 per new Share.

Eligible shareholders may also apply for New Shares in excess of their Entitlement (Additional New Shares) at the Offer Price, up to a maximum of A$20,000. The Company may apply any scale-back to applications for Additional New Shares in its absolute discretion.

The Offer Price of A$0.021 represents:

•	a discount of 16.0% to the closing price of the Shares on 4 July 2019;

•	a 16.7% discount to the VWAP of the Company’s Shares as traded on the ASX over the 5 days up to and including 4 July 2019; and

•	a 14.3% discount to the theoretical ex-rights price.[1]

Approximately 287.2 million new Shares will be issued under the Entitlement Offer. Shares issued under the Entitlement Offer will rank equally with existing Shares as at their date of issue.

The Entitlement Offer has been fully underwritten by Bell Potter Securities Limited.

Eligibility to participate in Entitlement Offer

Shareholders with a registered address in Australia or New Zealand on the Record Date (Eligible Shareholders) will be invited to participate in the Entitlement Offer. The Entitlement Offer will open on 16 July 2019.

Entitlements are non-renounceable and cannot be traded on the ASX or any other exchange, nor can they be privately transferred. Shareholders who do not take up their Entitlements in full will not receive any payment or value for those Entitlements they do not take up.

[1]

The theoretical ex-rights price (TERP) is a theoretical price at which Shares should trade immediately after the ex-date of the Entitlement Offer. The TERP is a theoretical calculation only and the actual price at which Shares trade immediately after the ex-date for the Entitlement Offer will depend on many factors and may not be equal to TERP.

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Further details on the Entitlement Offer are set out in the Entitlement Offer booklet provided to ASX today. These documents contain important information including key risks and foreign selling restrictions with respect to the Entitlement Offer.

Details of the Placement

The Company has secured commitments from institutional investors to subscribe for A$4 million in new Shares. Shares to be issued under the Placement will be issued at the Offer Price and will be issued on 18 July 2019.

Indicative Timetable

Event	Date

Placement and Entitlement Offer announced	Pre-market open 9 July 2019

Lodge Appendix 3B, cleansing notice and ‘Appendix 3B’ letter for Entitlement Offer	Pre-market open 9 July 2019

Shares quoted on an ‘ex’ basis	11 July 2019

Record date for the Entitlement Offer (Record Date)	12 July 2019

Entitlement Offer opens	16 July 2019

Settlement of Placement	16 July 2019

Issue of Shares under Placement	17 July 2019

Normal settlement trading of Shares issued under Placement	18 July 2019

Entitlement Offer closes	30 July 2019

New Shares and Additional New Shares quoted on a deferred settlement basis	31 July 2019

Issue of New Shares and Additional New Shares	6 August 2019

Normal trading of New Shares and Additional New Shares expected to commence on ASX	7 August 2019

Dates and times are indicative only and subject to change. All times and dates refer to Sydney, Australia time.

The Company reserves the right, subject to the Corporations Act, ASX Listing Rules and other applicable laws, to vary the dates of the Placement and Entitlement Offer without prior notice, including extending the Placement and Entitlement Offer or accepting late applications, either generally or in particular cases, or to withdraw the Entitlement Offer without prior notice. Applicants are encouraged to submit their personalised Entitlement and Acceptance Forms as soon as possible. No cooling-off rights apply to applications submitted under the Entitlement Offer. The commencement of quotation of new Shares is subject to confirmation from ASX.

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Bell Potter Securities Limited acted as the Lead Manager to the Placement and Entitlement Offer.

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3Ig fusion protein based on the LAG-3 immune control mechanism. This mechanism plays a vital role in the regulation of the T cell immune response. Efti is currently in a Phase IIb clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC; a Phase II clinical trial being conducted in collaboration with Merck & Co., Inc., Kenilworth, NJ, USA (known as “MSD” outside the United States and Canada) referred to as TACTI-002 (Two ACTive Immunotherapies) to evaluate a combination of efti with KEYTRUDA® (pembrolizumab) in several different solid tumours (clinicaltrials.gov identifier NCT03625323); a Phase I clinical trial being conducted in collaboration with Merck KGaA, Darmstadt, Germany and Pfizer Inc. referred to as INSIGHT-004 to evaluate a combination of efti with avelumab (clinical trials.gov identifier NCT03252938); and a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT02676869).

Further information can be found on the Company’s website www.immutep.com or by contacting:

U.S. Investors:

Jay Campbell, Chief Business Officer, Immutep Limited

+1 (917) 860-9404; jay.campbell@immutep.com

Australian Investors/Media:

Matthew Gregorowski, Citadel-MAGNUS

+61 2 8234 0105; mgregorowski@citadelmagnus.com

This announcement has been prepared for publication in Australia and may not be released to US wire services or distributed in the United States. This announcement does not constitute an offer to sell, or the solicitation of an offer to buy, any securities in the United States. The Shares have not been registered under the US Securities Act of 1933 and may not be offered or sold in the United States or to US Persons (as defined in Rule 902(k) under the US Securities Act) except in transactions registered under the US Securities Act or pursuant to an exemption from, or in transactions not subject to, the registration requirements of the US Securities Act of 1933 and any applicable US state securities laws

This announcement may include forward-looking statements. These forward-looking statements are based on Immutep’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Immutep, which could cause actual results to differ materially from such statements. Immutep makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of this announcement.

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